UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 6)*
GP STRATEGIES CORPORATION (Name of Issuer)
Common Stock, par value $0.01 per share (Title Class of Securities)
36225V104 (CUSIP Number)
Samuel Robinson Sagard Capital Partners, L.P. 325 Greenwich Avenue Greenwich, CT 06830 (203) 629-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 8, 2016 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  36225V104

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) 
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 3,517,024
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 3,517,024
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,517,024
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11): 21.2%
14	Type of Reporting Person: PN

CUSIP No.  36225V104

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) 
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 3,517,024
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 3,517,024
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,517,024
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11): 21.2%
14	Type of Reporting Person: CO

CUSIP No.  36225V104

1	Name of Reporting Person: Sagard Capital Partners Management Corp. I.R.S. Identification No. of Above Person (Entities Only): 20-2402055
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) 
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 3,517,024
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 3,517,024
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,517,024
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11): 21.2%
14	Type of Reporting Person: CO

Introduction

This Amendment No. 6 to Schedule 13D (this “Statement”) relates to the beneficial ownership of Common Stock, $0.01 par value per share (the “Shares”), of GP Strategies Corporation, a Delaware corporation the (“Issuer”).  This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons dated December 30, 2009, as heretofore amended.  Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D.

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented with the addition of the following:

Each of the additional Shares (in addition to the 3,513,774 Shares reflected in the initial Schedule 13D and Amendment Nos. 1-5 thereto) reported herein as being currently beneficially owned were transferred to Sagard by the Issuer pursuant to quarterly share grants under Issuer’s equity incentive plan, which are applicable to the service of Dan Friedberg as a director of the Issuer.

All Shares to be purchased pursuant to the Rule 10b5-1 Purchase Plan (as defined below) will be acquired with Sagard’s working capital.

Item 4.

Purpose of Transaction.

Item 4 is hereby supplemented by the addition of the following:

Effective August 8, 2016, upon Sagard’s nomination, the Issuer appointed Samuel Robinson (the President of Sagard Capital Partners GP, Inc.) to its Board of Directors (the “Board”).  Dan Friedberg resigned from the Board effective August 5, 2016.  Mr. Friedberg has separately ceased to be an officer or director of any of the Reporting Persons.

See Item 6 for a description of a Rule 10b5-1 Purchase Plan adopted by Sagard.

Item 5.

Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated in their entirety as follows:

(a)

The Shares reported herein are held directly by Sagard.  As of August 8, 2016, each Reporting Person beneficially owned 3,517,024 Shares, which represented 21.2% of the outstanding Shares, based upon 16,627,321 Shares outstanding on July 25, 2016, as reported by the Issuer to the Reporting Persons. In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of August 8, 2016.

(b)

Sole power to vote or direct the vote:  0

Shared power to vote or direct the vote:  3,517,024

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition:  3,517,024

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons.

(c)

The following transactions have been effected by Sagard over the last 60 days:

(d)

Date	No. Shares	Price	Nature of Transaction
6/30/2016	250	N/A	Director grant under Issuer’s equity incentive plan

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented by the addition of the following:

Rule 10b5-1 Purchase Plan

On August 8, 2016, Sagard entered into a Rule 10b5-1 Purchase Plan (the “Rule 10b5-1 Purchase Plan”), a copy of which is attached as Exhibit F to this Amendment No. 6 to Schedule 13D, relating to the proposed purchase of Shares by Jefferies LLC  (the “Broker”) on behalf of Sagard.

The Rule 10b5-1 Purchase Plan provides that the Broker shall purchase Shares on behalf of Sagard at such prices and in such quantities as the Broker determines to be appropriate in accordance with the terms of the Rule 10b5-1 Purchase Plan.  The Broker is authorized to begin purchasing Shares pursuant to the Rule 10b5-1 Purchase Plan on September 8, 2016 and will cease purchasing Shares on the earliest to occur of (i) the date on which the Broker is required to suspend or terminate purchases under the Rule 10b5-1 Purchase Plan, (ii) the date on which the Broker receives notice of the dissolution of Sagard, (iii) the date on which the Issuer or any other person publicly announces a tender or exchange offer with respect to the Shares or a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer as a result of which Shares are to be exchanged or converted into shares of another company, (iv) the date on which the Broker receives notice of the commencement or impending commencement of any proceedings in respect of or triggered by Sagard’s bankruptcy or insolvency, (v) the date that the aggregate number of shares of Stock purchased pursuant to this Purchase Plan reaches 290,633 (as such number of shares is adjusted for share splits, reverse stock splits and stock dividends, and subject to not exceeding a limit of 22.9% of the Issuer’s outstanding shares, as required by Sagard’s contractual obligations to the Issuer) and (vi) February 8, 2017.

Board Appointment

In connection with Mr. Robinson’s appointment to the Board, the Issuer is expected to enter into a standard indemnification agreement with Mr. Robinson, pursuant to which the Issuer will agree to indemnify Mr. Robinson under certain circumstances in connection with his service on the Board.

Item 7.          Material to Be Filed as Exhibits.

Exhibit A

Persons Who may be Deemed to Control the Reporting Persons.

Exhibit B

Executive Officers and Directors of Sagard Capital Partners GP, Inc. and Sagard Capital Partners Management Corporation.

Exhibit C

Executive Officers and Directors of Power Corporation of Canada.

Exhibit F

Rule 10b5-1 Purchase Plan between Sagard Capital Partners, L.P. and Jefferies LLC (Exhibits thereto to be furnished to the Securities and Exchange Commission upon request).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2016	SAGARD CAPITAL PARTNERS, L.P. By: Sagard Capital Partners GP, Inc., its general partner By: /s/ Samuel Robinson Name: Samuel Robinson Title: President

SAGARD CAPITAL PARTNERS GP, INC. By: /s/ Samuel Robinson Name: Samuel Robinson Title: President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP. By: /s/ Samuel Robinson Name: Samuel Robinson Title: President

EXHIBIT A

Persons who may be Deemed to Control the Reporting Persons

Set forth below is the (i) name, (ii) principal business address and (iii) place of organization of each person who may be deemed, for purposes of this Statement, to control the Reporting Persons.

(i)	4190297 Canada Inc.
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	3249531 Canada Inc.
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Power Corporation of Canada
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Pansolo Holding Inc.
(ii)	961 Churchill Avenue, Sudbury, Ontario, Canada P3A 4A3
(iii)	Canada

EXHIBIT B

Executive Officers and Directors of Sagard Capital Partners GP, Inc.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners GP, Inc.

(i)	Samuel Robinson
(ii)	Director and Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Chairman)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Director
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director and Executive Officer (Treasurer)
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (Secretary)
(iii)	Canada
(iv)	Assistant General Counsel & Assistant Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gregory Tretiak
(ii)	Director
(iii)	Canada
(iv)	Executive Vice President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Amaury de Sèze
(ii)	Director
(iii)	France
(iv)	Vice Chairman, PFC
(v)	24 Avenue Marnix, 1000 Brussels, Belgium
(vi)	None
(vii)	None

Jefferies LLC 10b5-1 Purchase Plan

Executive Officers and Directors of Sagard Capital Partners Management Corp.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners Management Corp.

(i)	Samuel Robinson
(ii)	Director and Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Chairman)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Director
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (Secretary)
(iii)	Canada
(iv)	Assistant General Counsel & Assistant Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Director
(iii)	Canada
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Anil Shrivastava
(ii)	Executive Officer (Vice-President and Assistant Secretary)
(iii)	United States
(iv)	Partner of Sagard Capital Partners Management Corp.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Amaury de Sèze
(ii)	Director
(iii)	France
(iv)	Vice Chairman, PFC
(v)	24 Avenue Marnix, 1000 Brussels, Belgium
(vi)	None
(vii)	None

EXHIBIT C

Executive Officers and Directors of Power Corporation of Canada

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Power Corporation of Canada.

(i)	Pierre Beaudoin
(ii)	Director
(iii)	Canada
(iv)	Executive Chairman of the Board, Bombardier Inc.
(v)	800 René-Lévesque Blvd. West, 29th Floor, Montréal (Québec), Canada H3B 1Y8
(vi)	None
(vii)	None

(i)	Marcel R. Coutu
(ii)	Director
(iii)	Canada
(iv)	Director, Brookfield Asset Management, Inc.
(v)	335 8th Avenue S.W., Suite 1700, Calgary (Alberta), Canada T2P 1C9
(vi)	None
(vii)	None

(i)	Christian Noyer
(ii)	Director
(iii)	France
(iv)	Honorary Governor, Banque de France
(v)	9, rue de Valois, 75001 Paris, France
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Paul Desmarais, Jr.
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Anthony R. Graham
(ii)	Director
(iii)	Canada
(iv)	Vice-Chairman, Wittington Investments, Limited
(v)	22 St. Clair Avenue East, Suite 2001, Toronto (Ontario), Canada M4T 2S7
(vi)	None
(vii)	None

(i)	Robert Gratton
(ii)	Executive Officer
(iii)	Canada
(iv)	Honorary Deputy Chairman, Power Corporation of Canada
(v)	759 Victoria Square, Montréal (Québec), Canada H2Y 2J7
(vi)	None
(vii)	None

(i)	Isabelle Marcoux
(ii)	Director
(iii)	Canada
(iv)	Chair of the Board, Transcontinental Inc.
(v)	1 Place Ville-Marie, Suite 3315, Montréal (Québec), Canada H3B 3N2
(vi)	None
(vii)	None

(i)	R. Jeffrey Orr
(ii)	Director
(iii)	Canada
(iv)	President and Chief Executive Officer, Power Financial Corporation
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	John A. Rae
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	J. David A. Jackson
(ii)	Director
(iii)	Canada
(iv)	Partner Emeritus and Senior Counsel, Blake, Cassels & Graydon LLP
(v)	199 Bay Street, Suite 4000, Commerce Court W., Toronto (Ontario), Canada M5L 1A9
(vi)	None
(vii)	None

(i)	T. Timothy Ryan, Jr.
(ii)	Director
(iii)	United States of America
(iv)	Company Director
(v)	10295 Collins Avenue, Unit 404, Bal Harbour, FL, USA 33154
(vi)	None
(vii)	None

(i)	Emőke J.E. Szathmáry
(ii)	Director
(iii)	Canada
(iv)	President Emeritus, University of Manitoba
(v)	70 Dysart Road, Room 112, Winnipeg (Manitoba), Canada R3T 2M6
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Claude Genéréux
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Pierre Larochelle
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Investments, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Stéphane Lemay
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, General Counsel and Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Peter Kruyt
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Luc Reny
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Arnaud Vial
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gary A. Doer
(ii)	Director
(iii)	Canada
(iv)	Company Director
(v)	28 Algonquin Avenue, Winnipeg (Manitoba), Canada R2G 2H3
(vi)	None
(vii)	None

Trustees of The Desmarais Family Residuary Trust

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the trustees of The Desmarais Family Residuary Trust.

(i)	Jacqueline Desmarais
(ii)	Trustee
(iii)	Canada
(iv)	Trustee
(v)	759 Square Victoria, Montréal (Québec), Canada H2Y 2J7
(vi)	None
(vii)	None

(i)	Paul Desmarais, Jr.
(ii)	Trustee
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Trustee
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Trustee
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Guy Fortin
(ii)	Trustee
(iii)	Canada
(iv)	Attorney
(v)	759 Square Victoria, Montréal (Québec), Canada H2Y 2J7
(vi)	None
(vii)	None

EXHIBIT F

Material Plan Terms
Execution Date:	August 8, 2016
First Permitted Trade Date:	September 8, 2016
Termination of Plan:	February 8, 2017

Rule 10b5-1 Purchase Plan

(GP Strategies Corporation - 2016)

This Rule 10b5-1 Purchase Plan is entered into on the date set forth above (this “Purchase Plan”) between Sagard Capital Partners, L.P. (“Purchaser”) and Jefferies LLC (“Broker”), acting as agent for Purchaser.

Recitals

A.

This Purchase Plan is entered into between Purchaser and Broker for the purpose of establishing a trading plan that complies with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

B.

Purchaser is establishing this Purchase Plan in order to acquire shares of Common Stock, par value $.01 per share (the “Stock”) of GP Strategies Corporation (the “Issuer”).

Article I
Purchaser’s Representations, Warranties and Covenants

Purchaser represents, warrants and covenants to Broker as follows:

1.1.

As of the date hereof, Purchaser is not aware of any material nonpublic information concerning the Issuer or its securities.  Purchaser is entering into this Purchase Plan in good faith and not as part of a plan or scheme to evade compliance with the Federal securities laws.

1.2.

Purchaser agrees that Purchaser shall not, directly or indirectly, communicate any material nonpublic information relating to the Stock or the Issuer to any employee of Broker or its affiliates who is involved, directly or indirectly, in executing this Purchase Plan at any time while this Purchase Plan is in effect.  Any notice given to Broker pursuant to this Purchase Plan shall be given in accordance with Section 5.5.

1.3.

(a)

Purchaser agrees to provide Broker with a certificate dated as of the date hereof and signed by the Issuer substantially in the form of Exhibit B hereto prior to commencement of the Plan Purchase Period (as defined below).

(b)

To the extent permitted by law and applicable Issuer policies, Purchaser agrees to notify Broker's compliance office by telephone at the number set forth in Section 5.5 below as soon as practicable if Purchaser becomes aware of the occurrence of any legal, contractual or regulatory restriction that is applicable to Purchaser or Purchaser’s affiliates, including, without limitation, any restriction related to a merger or acquisition or a stock offering requiring an affiliate lock-up, and that would prohibit any purchase pursuant to this Purchase Plan (other than any such restriction relating to Purchaser’s possession or alleged possession of material nonpublic information about the Issuer or its securities).  Such notice shall indicate the anticipated duration of the restriction, but shall not include any other information about the nature of the restriction or its applicability to Purchaser and shall not in any way communicate any material nonpublic information about the Issuer or its securities to Broker.

1.4.

The execution and delivery of this Purchase Plan by Purchaser and the transactions contemplated by this Purchase Plan have been duly authorized by Purchaser and will not contravene any provision of applicable law or any agreement or other instrument binding on Purchaser or any of Purchaser’s affiliates or any judgment, order or decree of any governmental body, agency or court having jurisdiction over Purchaser or Purchaser’s affiliates.

1.5.

Purchaser has consulted with Purchaser’s own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Broker or any person affiliated with Broker in connection with, Purchaser’s adoption and implementation of this Purchase Plan.  Broker has made no representation and has no obligation with respect to whether this Purchase Plan or the transactions contemplated hereby qualify for the affirmative defense provided by Rule 10b5-1.  Purchaser acknowledges that Broker is not acting as a fiduciary of or an advisor to Purchaser.

1.6.

Purchaser agrees, until this Purchase Plan has been terminated, that Purchaser shall not (i) enter into a binding contract with respect to the purchase or sale of Stock with another broker, dealer or financial institution (each, a “Financial Institution”), (ii) instruct another Financial Institution to purchase or sell Stock, or (iii) adopt a plan for trading with respect to Stock other than this Purchase Plan.

1.7.

(a)

Purchaser agrees to make all filings, if any, required under Sections 13(d), 13(g) and 16 of the Exchange Act in a timely manner, to the extent any such filings are applicable to Purchaser.

(b)

Purchaser agrees that Purchaser shall at all times during the Plan Purchase Period (as defined below), in connection with the performance of this Purchase Plan, comply with all applicable laws, including, without limitation, Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

1.8.

Purchaser acknowledges and agrees that Purchaser does not have, and shall not attempt to exercise, any influence over how, when or whether to effect purchases of Stock pursuant to this Purchase Plan.

1.9

While this Purchase Plan is in effect, Purchaser agrees not to enter into or alter any corresponding or hedging transaction or position with respect to the securities covered by this Purchase Plan (including, without limitation, with respect to any securities convertible or exchangeable into the Stock) and agrees not to alter or deviate from the terms of this Purchase Plan.

Article II
Implementation of the Purchase Plan

2.1.

Purchaser hereby appoints Broker as its agent to purchase shares of Stock as described on Exhibit A of this Purchase Plan (“Trading Formula”).  Subject to such terms and conditions, Broker hereby accepts such appointment.  Broker agrees to conduct all purchases pursuant to this Purchase Plan consistent with paragraphs (b)(2), (b)(3) and (b)(4) of Rule 10b-18 under the Securities Exchange Act of 1934, assuming Broker’s purchases are the only purchases being made by Purchaser or any affiliated purchaser.  Purchaser agrees that it shall not take, nor permit any person or entity under its control to take, any action that could jeopardize compliance with Rule 10b-18.  Nothing contained in this Section 2.1 or otherwise shall constitute an admission by Purchaser that it is an “affiliated purchaser” of the Issuer under Rule 10b-18.

2.2.

Broker is authorized to begin purchasing Stock pursuant to this Purchase Plan on the first permitted trade date set forth above and shall cease purchasing stock on the earliest to occur of (i) the date on which Broker is required to suspend or terminate purchases under this Purchase Plan pursuant to Section 3.1 below, (ii) the date on which Broker receives notice of the dissolution of Purchaser, (iii) the date on which Broker receives notice that the Issuer or any other person has publicly announced a tender or exchange offer with respect to the Stock or a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer as a result of which the Stock is to be exchanged or converted into shares of another company, (iv) the date on which Broker receives notice of the commencement or impending commencement of any proceedings in respect of or triggered by Purchaser’s bankruptcy or insolvency, and (v) the date that the aggregate number of shares of Stock purchased pursuant to this Purchase Plan reaches the Maximum Number of Shares set forth on Exhibit A (the “Total Purchase Amount”) (as such number of shares is adjusted for share splits, reverse stock splits, or stock dividends, as set forth in Section 2.3(d) below), (vi) the date on which the aggregate purchase price for all Shares purchased pursuant to the Purchase Plan exceeds the maximum dollar amount on Exhibit A, and (vii) the end of the Plan Purchase Period.  The period of time between the commencement of purchases and the termination of purchases under this Purchase Plan shall be the “Plan Purchase Period.”

2.3.

(a)

During the Plan Purchase Period, Broker shall purchase the Stock in accordance with Exhibit A at such times, at such prices and in such quantities as Broker determines to be appropriate in accordance with the terms of this Purchase Plan.  Broker acknowledges and agrees that during the Plan Purchase Period, Broker is not entitled or permitted to seek or receive any trading instructions from the Purchaser whatsoever.

(b)

Subject to the restrictions set forth in Section 2.1 and 2.2 above, Broker shall purchase shares of Stock under ordinary principles of best execution at the then-prevailing market price.  Broker will not delegate or transfer execution of purchases of Stock to another Financial Institution.

(c)

Broker shall, before the close of business on each day on which a purchase of Stock is made (a “Purchase Day”), provide the individuals identified in Section 5.5(c) below with the amount of shares of Stock purchased, the purchase prices of each of such purchase and such other information as they may reasonably require in order to permit timely compliance by Purchaser or its affiliates, as applicable, with the requirements of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(d)

The Total Purchase Amount shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or any change in capitalization with respect to the Issuer that occurs during the Plan Purchase Period.  Purchaser shall promptly advise Broker of any such event upon Purchaser becoming aware thereof.

2.4.

Broker shall not purchase Stock hereunder at any time when:

(i)

Broker, in its sole discretion, has determined that a market disruption, banking moratorium, trading suspension, outbreak or escalation of hostilities or other crisis or calamity has occurred that, in Broker’s judgment, made it impracticable for Broker to effect purchases of the Stock; or

(ii)

Broker, in its sole discretion, has determined that it is prohibited from doing so by a legal, contractual or regulatory restriction applicable to it or its affiliates or to Purchaser or Purchaser’s affiliates (other than any such restriction relating to Purchaser’s possession or alleged possession of material nonpublic information about the Issuer or its securities); or

(iii)

Broker, in its sole discretion, has determined that to do so would materially impact the trading price for the Stock; or

(iv)

Broker has received notice from the Purchaser of the occurrence of any event contemplated by Section 1.3(b) above; or

(v)

Broker has received notice from Purchaser to terminate the Purchase Plan in accordance with Section 3.1(a) below.

2.5.

Purchaser will pay for the Stock purchased under this Purchase Plan on the normal settlement date.  Purchaser agrees to deliver cash required to fund purchases pursuant to this Purchase Plan into an account at Broker in the name of and for the benefit of Purchaser (the “Plan Account”) prior to the settlement of shares of Stock purchased under this Purchase Plan.

2.6.

Broker may purchase Stock on any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise.  Purchaser agrees that if Broker is a market maker in the Stock at the time that any purchase is to be made under this Purchase Plan, Broker may, at its sole discretion, sell Stock to Purchaser in its capacity as market maker.

Article III
Termination; Amendment of Purchase Plan

3.1.

(a)

This Purchase Plan may be suspended or terminated by Purchaser or Broker at any time upon two days’ prior written notice sent to Broker or Purchaser, as the case may be, by overnight mail and by facsimile at the address and fax number set forth in Section 5.5 below.  Purchaser agrees that Purchaser shall not suspend or terminate this Purchase Plan except upon consultation with Purchaser’s own legal advisors.

(b)

This Purchase Plan shall be suspended if Broker receives notice of the occurrence of any event contemplated by Section 1.3(b) above.

3.2.

Purchaser agrees that Broker will execute this Purchase Plan in accordance with its terms and will not be required to suspend or terminate any purchases of the Stock unless Broker has received notice in accordance with Section 3.1 above at least two days prior to the date on which this Purchase Plan is to be suspended or terminated.

3.3.

This Purchase Plan may be amended by Purchaser only upon the written consent of Broker and receipt by Broker of the following documents, each dated as of the date of such amendment:

(i)

a representation signed by the Issuer substantially in the form of Exhibit B hereto;

(ii)

a certificate signed by Purchaser certifying that the representations and warranties of Purchaser contained in this Purchase Plan are true at and as of the date of such certificate as if made at and as of such date.

Article IV
Indemnification; Limitation of Liability

4.1.

Purchaser agrees to indemnify and hold harmless Broker and its directors, officers, employees, agents and affiliates from and against all claims, losses, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim): (i) arising out of or attributable to actions taken or not taken by any of them under this Purchase Plan, except in the case of any claims, losses, damages or liabilities resulting from Broker’s gross negligence or willful misconduct; (ii) arising out of or attributable to any breach by Purchaser of this Purchase Plan (including Purchaser’s representations and warranties); or (iii) any violation by Purchaser of applicable laws or regulations.  This indemnification will survive termination of this Purchase Plan.

4.2.

Notwithstanding any other provision of this Purchase Plan, neither Broker nor any of its directors, officers, employees, agents or affiliates shall be liable to Purchaser or any other person or entity: (i) as a result of actions taken or not taken by any of them under this Purchase Plan, except in the case of a liability resulting from Broker’s gross negligence or willful misconduct; (ii) for special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, including without limitation lost profits or lost savings, regardless of whether arising from breach of contract, warranty, tort, strict liability or otherwise, and even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen; or (iii) for any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond Broker’s reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God.”

Article V
General

5.1.

Shares.  Shares purchased under this Purchase Plan will be delivered into an account as such Shares become available to the Purchaser at an account number provided to Broker in accordance with Section 5.5 (the “Purchase Plan Account”) below on a normal three-day settlement basis.  Any commission per share hereunder shall be as set forth on Exhibit A.  No other commissions, account maintenance fees or other fees for execution of transactions under this Purchase Plan shall be payable by Purchaser to Broker.

5.2

Broker Restrictions. Broker is expressly not authorized to pledge, lend, rehypothecate or otherwise transfer cash and/or Shares from the Purchase Plan Account or to borrow in order to complete any purchase on behalf of Purchaser pursuant to this Purchase Plan.  Purchaser will not be responsible for any expense or loss which Broker may sustain relating to borrowing or purchase of Shares in contravention of this Purchase Plan, including any expense or loss Broker may sustain as a result of its inability to borrow Shares to complete its delivery obligation.  Purchaser expressly does not grant Broker any security interest in, lien on or right of set-off with respect to cash and/or Shares in the Purchase Plan Account.  Purchaser under no circumstances shall be required to deposit cash or other collateral in the Purchase Plan Account, except for commissions (subject to the limitation in Section 5.1) and the purchase price of the Shares.

5.3.

Purchaser and Broker acknowledge and agree that this Purchase Plan is a “securities contract,” as such term is defined in Section 741(7) of Title 11 of the United States Code (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.

5.4.

This Purchase Plan constitutes the entire agreement between the parties with respect to this Purchase Plan and supersedes any prior agreements or understandings with regard to this Purchase Plan.  If requested, Purchaser shall execute a standard form account agreement with Broker, but in the event of conflict between any provision of such standard form account agreement and this Purchase Plan, the provisions of this Purchase Plan shall control.

5.5.

(a)

All notices to Broker under this Purchase Plan shall be given to Broker’s compliance office in the manner specified by this Purchase Plan by telephone at (212) 284-2465, by facsimile at (646) 786-5205 or by air courier to the address below:

{02320551; 7; 7125-3 }

Jefferies LLC

Compliance Department

520 Madison Avenue

New York, NY 10022

Attn:  Morten Aasland

(b)

All notices to Purchaser under this Purchase Plan shall be given to Purchaser in the manner specified by this Purchase Plan by telephone c/o Samuel Robinson at 203-629-6700, email at robinson@sagardcapital.com, by facsimile at 203-629-6721 or by air courier to the address below:

Sagard Capital Partners, L.P.

325 Greenwich Ave.

Greenwich, CT  06830

Attn.:  Samuel Robinson

(c)

All reports of purchases by Broker shall be given to each Purchase Day by the most expeditious means to each of:

Samuel Robinson

325 Greenwich Ave.

Greenwich, CT  06830

robinson@sagardcapital.com

and

Greg Martinsen

325 Greenwich Ave.

Greenwich, CT  06830

martinsen@sagardcapital.com

with copies to:

GP Strategies Corporation

70 Corporate Center

11000 Broken Land Parkway

Suite 200

Columbia, MD  21044

Telephone:

(443) 367-9620

Facsimile:

(443) 393-2907

Attention:

Kenneth L. Crawford, Senior Vice President and

General Counsel

Email:

kcrawford@gpstrategies.com

and

GP Strategies Corporation

70 Corporate Center

11000 Broken Land Parkway

Suite 200

Columbia, MD  21044

Telephone:

(443) 367-9925

Facsimile:

(443) 393-2907

Attention:

Ann Blank, Director of Financial Reporting and Investor Relations

Email:

ablank@gpstrategies.com

and

Finn Dixon & Herling LLP

Before August 12, 2016

177 Broad Street

Stamford, CT  06901

From and after August 12, 2016

Six Landmark Square

Stamford, CT  06901

Attention:

Charles J. Downey III

Facsimile:

(203) 325-5001

Email:

cdowney@fdh.com

(d)

All such notices and communications may be directed to such other or additional persons or such other addresses for any party or person as may be specified by like notice.

5.6

This Purchase Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

5.7

If any provision of this Purchase Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation.  All other provisions of this Purchase Plan will continue and remain in full force and effect.

5.8

This Purchase Plan shall be governed by and construed in accordance with the internal laws of the State of New York and may be modified or amended only by a writing signed by the parties hereto.

5.9

It is the intent of the parties that this Purchase Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act and this Purchase Plan shall be interpreted to comply with the requirements of Rule 10b5-1(c) under the Exchange Act.

IN WITNESS WHEREOF, the undersigned have signed this Purchase Plan as of the date first written above.

SAGARD CAPITAL PARTNERS, L.P.

By:

Sagard Capital Partners GP, Inc.,

its general partner

By:

/s/ Samuel Robinson

      Name:

Samuel Robinson

      Title:

President

JEFFERIES LLC

By:

/s/ Ronald Filipowicz

      Name:

Ronald Filipowicz

                   Title:          Senior Vice President

EXHIBIT A

TRADING FORMULA

EXHIBIT B

Issuer Representation

1.

GP Strategies Corporation (the “Issuer”) represents that it has approved the GP Strategies Corporation Rule 10b5-1 Purchase Plan, dated as of August 8, 2016 (the “Purchase Plan”), between Sagard Capital Partners, L.P. (“Purchaser”) and Jefferies LLC (“Broker”) relating to the Common Stock of the Issuer (the “Stock”).

2.

Assuming Purchaser’s representations and warranties in this Purchase Plan are true, the purchases to be made by Broker for the account of Purchaser pursuant to this Purchase Plan will not violate the Issuer’s insider trading policies, and to the best of the Issuer’s knowledge there are no legal, contractual or regulatory restrictions applicable to Purchaser or Purchaser’s affiliates as of the date of this representation that would prohibit Purchaser from entering into this Purchase Plan or prohibit any purchases pursuant to this Purchase Plan.

Dated:  As of August 8, 2016

GP STRATEGIES CORPORATION

By:

/s/ Kenneth L. Crawford

      Name:

Kenneth L. Crawford

      Title:

Senior Vice President & General Counsel